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16014665

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 08 2016
Washington DC
404

SEC FILE NUMBER
8- 68021

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 AND ENDING 12/31/15
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Execution Access, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

165 Broadway, 51st Floor
(No. and Street)

New York (City) NY (State) 10006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Christopher Setaro 212-331-6440
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher Setaro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Execution Access, LLC, as of Dec 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


LEONARD B COMBERIATE
Notary Public - State of New York
NO. 01CO6269676
Qualified in Westchester County
My Commission Expires 10.1.2016

Signature

Chief Compliance Officer
Title

Notary Public 2.29.16

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Execution Access, LLC

Statement of Financial Condition

December 31, 2015

Contents

Facing Page and Oath or Affirmation

Report of Independent Registered Public Accounting Firm 2

Financial Statements

Statement of Financial Condition 3
Notes to Statement of Financial Condition 4


Building a better
working world

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350

Report of Independent Registered Public Accounting Firm

The Member of Execution Access, LLC

We have audited the accompanying statement of financial condition of Execution Access, LLC (the Company) as of December 31, 2015. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Execution Access, LLC at December 31, 2015, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 29, 2016

Execution Access, LLC

Statement of Financial Condition

December 31, 2015

Assets	
Cash	$ 46,822,306
Accounts receivable	723,922
Deposits with clearing broker	19,000,000
Deferred tax assets	404,555
Total assets	66,950,783
Liabilities and member's equity	
Liabilities:	
Accounts payable and accrued expenses	401,055
Accrued compensation and benefit costs	933,976
Deferred revenues	711,667
Payables to affiliates, net	2,433,114
Total liabilities	4,479,812
Member's equity	62,470,971
Total liabilities and member's equity	$66,950,783

See accompanying notes to the Statement of Financial Condition.

Execution Access, LLC

Notes to Statement of Financial Condition

December 31, 2015

1. Organization and Description of the Business

Execution Access, LLC (the "Company") is a wholly owned subsidiary of FTEN, Inc. ("FTEN"), a wholly owned subsidiary of Nasdaq, Inc. ("Nasdaq"). Prior to June 28, 2013, the Company was a limited purpose non-trading broker-dealer. On June 27, 2013, Execution Access, LLC received approval from the Financial Industry Regulatory Authority ("FINRA") to become a U.S. Government Broker and to offer or engage in electronic trading in U.S. Treasury Securities for its clients.

On June 28, 2013, Nasdaq acquired from BGC Partners, Inc. and certain of its affiliates ("BGC"), certain assets and assumed certain liabilities, including 100% of the equity interests in eSpeed Technology Services, L.P., eSpeed Technology Services Holdings, LLC, Kleos Managed Services, L.P. and Kleos Managed Services Holdings, LLC; the eSpeed brand name; various assets comprising the fully electronic portion of BGC's benchmark U.S. Treasury brokerage ("eSpeed"), market data and co-location service businesses for $1.2 billion (the "Acquisition").

Following the Acquisition of eSpeed on June 28, 2013, Execution Access began operating eSpeed on July 1, 2013. The Company's primary business is providing electronic agency brokerage for benchmark U.S. Treasuries. The Company clears and settles all transactions that occur on eSpeed through a fully disclosed clearing arrangement with Cantor Fitzgerald & Co. ("CF&Co").

The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company is also registered as a broker-dealer in 23 jurisdictions, which includes the state of New York, California, Colorado, Connecticut, Delaware, Florida, Georgia, Illinois, Indiana, Massachusetts, Michigan, Minnesota, Missouri, North Carolina, New Jersey, Nevada, Ohio, Pennsylvania, South Carolina, Texas, Washington, Wisconsin, and the territory of the Virgin Islands. The Company is subject to regulation by the SEC, FINRA, and the state securities regulators in the aforementioned states. The Company is also a member of the Securities Investor Protection Corporation ("SIPC").

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements are prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"), as codified in the Accounting Standards Codification and set forth by the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingent amounts in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates and assumptions.

Recently Issued Accounting Pronouncements

For the year ended December 31, 2015, the Company has not adopted any new accounting pronouncements that had a material impact on its financial statements.

In May 2014, FASB released Accounting Standards Update ("ASU") 2014-09, "Revenue from Contracts with Customers." The purpose of this standard is to clarify the principles for recognizing revenue and develop a common revenue standard for U.S. GAAP. The core principle of this update is that the Company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In August 2015, FASB released ASU 2015-14 "Revenue from Contracts with Customers," which extended the deadline date for implementation such that the standard will be effective for annual reporting periods beginning after December 15, 2017. The Company is currently assessing the impact of adopting this standard. In August 2014, FASB released ASU 2014-15, "Presentation of Financial Statements – Going Concern," requiring management of public and private companies to evaluate whether there is substantial doubt about the entity's ability to continue as a going concern and, if so, disclose that fact. Management will also be required to evaluate and disclose whether its plans alleviate that doubt. The standard will be effective for periods ending after December 15, 2016.

Cash

The Company's cash is held by Wells Fargo Bank, N.A. ("Wells Fargo") in a non-interest-bearing account.

2. Summary of Significant Accounting Policies (continued)

Deposits with Clearing Organizations

The Company maintains two clearing deposits with CF&Co, including a $4 million clearing deposit and a $15 million deposit for CF&Co to satisfy through the Fixed Income Clearing Corporation ("FICC") margin requests attributable to activity on eSpeed. If the FICC margin requirement exceeds $15 million, the Company has an obligation to transmit additional amounts to satisfy the margin requirement to CF&Co.

Accounts Receivable, net

Receivables represent commissions earned from executed transactions with the Company's customers. Receivables are shown net of a reserve for uncollectible accounts. The reserve for uncollectible accounts is maintained at a level that management believes to be sufficient to absorb estimated losses in the accounts receivable portfolio. The reserve is increased by the provision for bad debts, which is charged against operating results and decreased by the amount of charge-offs, net of recoveries. The amount charged against operating results is based on several factors, including, but not limited to, a continuous assessment of the collectability of each account, the length of time a receivable is past due and our historical experience with the particular customer. In circumstances where a specific customer's inability to meet its financial obligations is known (i.e., bankruptcy filings), we record a specific provision for bad debts against amounts due to reduce the receivable to the amount we reasonably believe will be collected. Due to changing economic, business and market conditions, we review the reserve for uncollectible accounts monthly and make changes to the reserve through the provision for bad debts as appropriate. If circumstances change (i.e., higher than expected defaults or an unexpected material adverse change in a major customer's ability to pay), our estimates of recoverability could be reduced by a material amount. There was no reserve as of December 31, 2015.

Revenues

Transaction Fees

The Company generates revenue through its agency execution of benchmark U.S. Treasury securities through the eSpeed platform. There are three rate structures by which the Company earns revenue: a monthly or quarterly fee for unlimited trading, a tiered structure based on monthly trading volumes or a flat fee per transaction. Commissions are collected either on the settlement of the transaction or through direct billing of the customers by the Company.

2. Summary of Significant Accounting Policies (continued)

Transactional and volume-based tiered commission fees are collected by CF&Co and remitted to the Company monthly.

Deferred revenue represents amounts that have been billed but have yet to be recognized as revenue. Some of the Company's customers pay a fixed monthly or quarterly amount for unlimited transactions. These revenues are deferred and recognized over the service period.

Income Taxes

The Company's operating results are included in the federal, state and local income tax returns filed by Nasdaq. The Company uses the asset and liability method to provide income taxes on all transactions recorded in the consolidated Nasdaq financial statements. Deferred tax assets and liabilities are determined based on differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities (i.e., temporary differences) and are measured at the enacted rates that will be in effect when these differences are realized. If necessary, a valuation allowance is established to reduce deferred tax assets to the amount that is more likely than not to be realized.

In order to recognize and measure our unrecognized tax benefits, management determines whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets the recognition thresholds, the position is measured to determine the amount of benefit to be recognized in the financial statements. Interest and penalties related to income tax matters are recognized in income tax expense.

At December 31, 2015, the Company has accrued no interest or penalties related to income tax matters.

3. Related-Party Transactions

Pursuant to an agreement between the Company and an affiliate, The Nasdaq Stock Market LLC (the "Exchange"), dated January 1, 2011 (the "Services Agreement"), the Company agreed to pay the Exchange a monthly fee for support services, including, but not limited to, finance administration, human resources, technology and management support provided by the Exchange to the Company.

Effective July 1, 2013, in connection with the acquisition of eSpeed, the Company and Nasdaq amended this agreement and reviewed the support services being provided. The Company agreed

3. Related-Party Transactions (continued)

to pay Nasdaq a monthly fee of $24,000 beginning July 1, 2013 for business management and direct financial support services.

For the year ended December 31, 2015, the Company was also charged approximately $1,565,312 by NASDAQ for additional support services under the Intra-group Services Agreement. This agreement covers additional costs for personnel support.

Certain expenses of the Company are settled on its behalf by Nasdaq. These expenses are then allocated to the Company through intercompany charges, resulting in amounts due to affiliates. At December 31, 2015, $2,433,114 was recorded as a net payable to affiliate on the statement of financial condition. All affiliates are ultimately wholly-owned by Nasdaq. It is the intent and ability of management to settle all intercompany balances between Nasdaq, its wholly-owned subsidiaries, such as the Company, on a net basis, as Nasdaq serves as the master financing entity for all wholly-owned subsidiaries. In addition, all intercompany transactions are expected to be cash settled on a periodic basis. The Company records all transactions to and from affiliates subject to an executed netting arrangement into a single account. Although there may be many individual accounts to preserve transaction detail, the reporting will reflect a single receivable or payable to Nasdaq.

In 2015, dividends were paid quarterly to FTEN. The dividend amount is dependent on the quarterly income statement and totaled $12,600,000 for the year ended December 31, 2015.

4. Income Taxes

The Company's operating results are included in the federal, state and local income tax returns filed by Nasdaq. For income tax purposes, the Company is disregarded as an entity separate from its owner, FTEN, pursuant to U.S. Income Tax Regulations Sec. 301.7701-3(b)(1)(ii). As a single-member LLC, the Company records taxes on a separate company basis as if it were a separate tax payer. For periods after December 23, 2010, the Company's operating results are included in the federal and state income tax returns filed by Nasdaq. Nasdaq and its eligible subsidiaries file a consolidated U.S. federal income tax return and applicable state and local income tax returns. Nasdaq's federal return for the years ended December 31, 2011 through 2013 are currently under audit by the Internal Revenue Service and are subject to examination for 2014. Nasdaq is also subject to audit by the respective state tax authorities for years 2005 through 2014. For the periods prior to December 23, 2010, the Company's operating results were included in the federal and state income tax returns filed by FTEN. FTEN's operating federal income tax returns for the years 2009 through 2010 are subject to examination by the Internal Revenue Service and state and local returns are subject to audits by the respective state tax authorities for years 2008 through 2010.

5. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $47,066,416, which was $46,767,762 in excess of its required net capital, as of December 31, 2015, of $298,654.

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other requirements of SEC Rule 15c3-1 and other regulatory bodies. The Company claims exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii). The Company does not carry nor maintain customer accounts and does not otherwise hold funds or securities of customers.

6. Commitments and Contingent Liabilities

Brokerage Activities

Some of the trading activity in the Company is cleared by CF&Co through the FICC and the balance is cleared non-FICC. The Company assumes the counterparty risk of clients that do not clear through FICC. Counterparty risk of clients exists for the Company between the trade date and the settlement date of the individual transactions, which is typically one business day. All of the Company's obligations under the clearing arrangement with CF&Co are guaranteed by Nasdaq. Some of the non-FICC counterparties are required to post collateral with CF&Co, provide principal letters, or other forms of credit enhancement to the Company for the purpose of deferring counterparty risk. The Company manages risk through a comprehensive counterparty risk management framework, which is comprised of policies, procedures, standards and resources.

Management has performed an analysis to evaluate the need to record a liability for this performance guarantee. Based on this analysis no liability was recorded as of December 31, 2015.

General Litigation and Regulatory Matters

The Company may be subject to claims as well as reviews by self-regulatory agencies arising out of the conduct of its business.

Management is not aware of any unasserted claims or assessments that would have a material adverse effect on the financial position and the results of operations of the Company.

6. Commitments and Contingent Liabilities (continued)

The SEC and FINRA adopt rules and examine broker-dealers and require strict compliance with their rules and regulations. The SEC, Self Regulatory Organizations ("SRO"), and state securities commissions may conduct administrative proceedings, which can result in censures, fines, the issuance of cease-and-desist orders or the suspension or expulsion of a broker-dealer, its officers or employees. The SEC and state regulators may also institute proceedings against broker-dealers seeking an injunction or other sanction. The SEC and SRO rules cover many aspects of a broker-dealer's business, including capital structure and withdrawals, sales methods,

trade practices among broker-dealers, use and safekeeping of customers' funds and securities, record-keeping, the financing of customers' purchases, broker-dealer and employee registration and the conduct of directors, officers and employees.

All broker-dealers have an SRO that is assigned by the SEC as the broker-dealer's designated examining authority, or DEA. The DEA is responsible for examining a broker-dealer for compliance with the SEC's financial responsibility rules. FINRA is the Company's current DEA. A failure to comply with the SEC's request in a satisfactory manner may have adverse consequences, and changing the Company's DEA may entail additional regulatory costs.

7. Risks and Uncertainties

Cash is held by one financial institution, Wells Fargo. In the event that the financial institution is unable to fulfill its obligations, the Company would be subject to credit risk. Bankruptcy or insolvency may cause the Company's rights with respect to the cash held by Wells Fargo to be delayed or limited. The Company monitors its risk by monitoring the credit quality of Wells Fargo and its subsidiaries.

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of deposits with CF&Co. The deposits with CF&Co. are not held in accounts insured by the FDIC or any other bank regulator.

8. Fair Value of Financial Instruments

The Company's assets and liabilities are recorded at fair value or at amounts that approximate fair value. The carrying amounts reported on the Statement of Financial Condition for cash, accounts receivables, net, deposits with clearing broker, and deferred tax assets approximate fair value due to the short-term nature of these assets. The Company's liabilities, which include accrued compensation and benefit costs, deferred revenues, accounts payable and accrued expenses, and payables to affiliate, net, are reported at their contractual amounts, which approximate fair value.

9. Subsequent Events

The Company has evaluated all subsequent events through the date of issuance of the financial statements and has determined that no subsequent events have occurred that would require disclosure in the financial statements or accompanying notes.

STATEMENT OF FINANCIAL CONDITION

Execution Access, LLC
December 31, 2015
With Report of Independent Registered Public Accounting Firm